Exhibit 99.5

CHARTER FOR THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE OF THE
BOARD OF DIRECTORS OF WIPRO LIMITED

A. OBJECTIVES:

     A Nomination and Corporate Governance Committee is central to the effective functioning of the Board. The purpose of this Committee is to ensure that the Board of Directors is appropriately constituted to meet its fiduciary obligations to the shareholders and the company.

     To accomplish this purpose, the Nomination and Corporate Governance shall;

–	develop and recommend the Board a set of corporate governance guidelines applicable to the Company

–	implement policies and processes relating to corporate governance principles

–	ensure that appropriate procedures are in place to assess Board membership needs

–	recommend potential director candidates to the Board of Directors

B. MEMBERSHIP:

     The Nomination and Corporate Governance Committee shall consist of three non management and independent members of the Board. The members of the Nomination and Corporate Governance Committee shall be appointed by the Board of Directors.

C. POWERS:

     In discharging its responsibilities, the Nomination and Corporate Governance Committee shall have the following powers;

–	sole authority to retain and terminate any search firm to be used to identify director candidates

–	sole authority to approve the search firm’s fees and other retention term

D. RESPONSIBILITIES AND DUTIES:

     The Nomination and Corporate Governance Committee shall be responsible for considering and making recommendations to the Board concerning the appropriate size, function and needs of the Board. The Nomination and Corporate Governance Committee may diverge from these responsibilities and may assume such other responsibilities as it deems necessary or appropriate in carrying out its functions.

1.1	Responsibilities relating to the Board/Company

(a)	Taking a leadership role in shaping the corporate governance of the Company

(b)	Assisting the Board in;

–	Evaluating the current composition and governance of the Board of Directors and its Committees

–	Determining the future requirements for the Board as well as its Committees and making recommendations to the Board for approval

–	Formulating the desired/preferred board skills, attributes and qualifications for selecting new directors

–	Conducting searches for prospective board members whose skills and attributes reflect the requirements those desired

–	Evaluating the selection process of the prospective board members and making recommendation of the proposed nominees for election to the Board of Directors

–	Evaluating and recommending termination of membership of individual directors in accordance with the Board’s corporate governance guidelines, for cause or for other appropriate reasons.

–	Developing and overseeing the execution of a formal Board member capacity building program, including such elements as orientation of new members, continuing education and training, and a mentoring program with senior Board members.

1.2	Responsibilities relating to the Committees of the Board

Assisting the Board in;

–	Evaluating and making recommendations to the Board of Directors concerning the appointment of Directors to Board Committees

–	Selecting the Chairman for each of the Board Committees

1.3	Other responsibilities

a.	The Nomination and Corporate Governance Committee shall coordinate and approve Board and Committee meeting schedules.

b.	The Nomination and Corporate Governance Committee shall consider matters of corporate governance and to review, periodically, the corporate governance guidelines of the Company

c.	The Nomination and Corporate Governance Committee shall review and assess its performance on a periodic basis

E. MEETINGS:

     The Nomination and Corporate Governance Committee shall meet as often as required and at least four times each year. However, the Nomination and Corporate Governance Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

F. REPORTS:

     The Nomination and Corporate Governance Committee shall record its summaries of recommendations to the Board which will be incorporated as a part of the minutes of the Board of Directors meeting at which those recommendations are presented.

G. MINUTES:

     The Company Secretary will maintain minutes of the meetings of the Nomination Committee, which minutes will be filed with the minutes of the meetings of the Board of Directors.